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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                 SCHEDULE 14D-9

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                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                                   BOLLE INC.
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                           (Name of Subject Company)

                                   BOLLE INC.
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                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)

                                  097937 10 6
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                     (CUSIP Number of Class of Securities)

                              Martin E. Franklin
                             Chairman of the Board
                                  Bolle Inc.
                    555 Theodore Fremd Avenue, Suite B 302
                              Rye, New York  10580
                                (914) 967-9475
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          (Name, Address and Telephone Number of Person Authorized to

 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                          William J. Grant, Jr., Esq.
                            WILLKIE FARR & GALLAGHER
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

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     This Amendment relates to the tender offer disclosed in a Tender Offer
Statement on Schedule 14D-1 dated December 2, 1999 as amended by the Schedule 14D-1/A dated January 5, 2000 (the "Amended Schedule 14D-1") of Shade Acquisition, Inc., a Delaware corporation ("Acquisition Sub"), a wholly owned subsidiary of Worldwide Sports and Recreation, Inc., a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of common stock, par value $.01 per share, of Bolle Inc. (the "Company"). The purpose of this Amendment is to amend and supplement Items 4, 8 and 9 of the Company's Schedule 14D-9 dated December 2, 1999 (the "Schedule 14D-9") as described below. Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-9.

Item 4  Tender Offer of Acquisition Sub.

     Item 4(b)(i) of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     "On January 4, 2000, the Company, Purchaser, and Acquisition Sub executed the First Amendment to Agreement and Plan of Merger (the "First Amendment"), thereby amending the Merger Agreement. Among other things, the First Amendment extended the Financing Condition Termination Date (as defined in the Merger Agreement) from January 15, 2000 to February 7, 2000. The First Amendment is attached hereto as Exhibit 10 and is incorporated herein by reference."

Item 8  Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto under a new subsection (d):

     "On January 4, 2000, the Purchaser and the Company issued a joint press release attached hereto as Exhibit 11. The information contained in the press release is incorporated herein by reference."

     Item 8(c) of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     "The waiting period under the HSR Act applicable to the Offer expired on December 22, 1999."

Item 9  Material to be Filed as Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits:

     Exhibit 10 - First Amendment to Agreement and Plan of Merger, dated as of
                  January 4, 2000 by and among the Company, Purchaser, and Acquisition Sub.

     Exhibit 11 - Press Release, dated January 4, 2000.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Bolle Inc.


                              By:      /s/ Ian G.H. Ashken
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                                 Name:  Ian G.H. Ashken
                                 Title:  Vice President and Secretary


Dated: January 5, 2000
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                                 EXHIBIT INDEX

     Except as noted below, the following exhibits have been filed in connection with the Schedule 14D-9.


Exhibit No.                              Description
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
1              Excerpts from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and from the Company's Proxy
               Statement for its Annual Meeting of Stockholders as filed with the Commission on May 26, 1999.

2 Letter Agreement dated as of November 24, 1999 by and among the Company, Martin Holdings, Inc. and Wind Point Partners amending the Management Services Agreement.

3 Letter Agreement, dated as of November 24, 1999 by and between the Company, Acquisition Sub and each of Messrs. Franklin and Ashken relating to Board membership of Surviving Corporation.

4 Agreement and Plan of Merger, dated as of November 24, 1999, among the Company, Purchaser, and Acquisition Sub.

5 Letter to Stockholders of the Company from the Chairman of the Board dated December 2, 1999.

6              Press Release of the Company, dated November 15, 1999.

7              Press Release of the Company dated November 26, 1999.

8 Tender and Voting Agreements, dated as of November 24, 1999, by and between the Company, Acquisition Sub and each of Martin E.
               Franklin and Ian G. H. Ashken.

9              Confidentiality Agreement between the Company and the Purchaser.

10* First Amendment to Agreement and Plan of Merger, dated as of January 4, 2000 by and among the Company, Purchaser, and Acquisition Sub.

11*            Press Release, dated January 4, 2000.

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*Filed herewith.